Exhibit 10.3

May 3, 2007

Personal & Confidential

Mr. Stephen Haggerty

(Via E-Mail)

Dear Steve:

On behalf of Hyatt Corporation, I am pleased to offer you the position of Executive Vice President—Real Estate and Development, Global Hyatt Corporation, subject to your review and agreement with the terms set forth in this offer.

Position:	Executive Vice President—Real Estate and Development Global Hyatt Corporation

Reports To:	President and CEO, Global Hyatt Corporation

Start Date:	To be determined, but no later than June 8, 2007

Salary:	$525,000 on an annualized basis. Your next merit increase review will occur in March 2008.

Bonus:	The 2007 bonus amount will be prorated for a partial year. The minimum guaranteed bonus amount for 2007 will be the prorated amount relating to an annual bonus of 50% of Salary. The bonus level for 2008 and beyond will not be guaranteed and will be based on the bonus plan applicable to this position. The 2007 bonus potential associated with this position is 50% (target) and up to 65% (for superior financial and personal performance) of Salary and is calculated based on achievement of budgeted Company EBITDA (30%); achievement of function- or business line-specific performance (30%) and personal goals (40%). Based on a review underway at this time, it is expected that the target bonus for this position will increase from 50% of Salary to something in the range of 60%—70% of Salary. The potential bonus will likely include a range that would be 30 points above and below the target based on performance. Therefore, for example, if the target bonus were 65% of Salary, the minimum would be 35% and the maximum would be 95% of Salary.

Equity Participation:	An initial grant of Stock Appreciation Rights (“SAR”) underlying which there is 100,000 shares of common stock of Global Hyatt Corporation. The SARs are subject to four-year ratable vesting and other terms and conditions reflected in the Global Hyatt Corporation Long-Term Incentive Plan (“LTIP”) and the applicable Award Agreement. Common stock of Global Hyatt Corporation shall be subject to the terms and conditions, including transfer restrictions, set forth in the stockholders’ agreement applicable to LTIP participants. The Base Value for such SAR grant will be determined by a third party valuation. It is expected that there will be annual grants of SARs for this position in amounts that would be determined based on performance and the annual grants are expected to be in amounts reflecting value (as determined using Black-Scholes or similar method as determined with reference to the accounting for such awards) that would be 1.0x Salary or higher.

Benefits:	As an associate of Hyatt, you will receive the following benefits, subject to participant eligibility on the first day of the month after 90 days of employment:

•	Medical and Dental insurance Hyatt will reimburse you for COBRA coverage during the waiting period, if needed

•	Life Insurance

•	401(k) and Retirement Savings Plan

•	Disability coverage

•	Vacation benefit—you will be entitled to three (3) weeks of vacation

You will immediately be eligible for:

•	Automobile allowance of $800 per month

•	Monthly parking in Chicago, if needed

•	Executive Dining Room privileges

Details relating to your benefit package will be provided under separate cover.

Deferred Savings Plan:	You will also be eligible to participate in our Key Management Deferred Savings Plan the first of the month following 90 days. This plan allows you to defer up to $50,000, plus all or a portion of your annual bonus, on an annual pre-tax basis. After one full calendar year of service, this plan matches your contributions dollar for dollar on the first $12,000 provided that you are an active employee on December 31 of each year. Specific details of the Key Management Deferred Savings Plan will be made available to you upon your eligibility date.

Relocation:	Reasonable relocation costs will be paid by Global Hyatt Corporation upon receipt of invoices relating to relocation expenses. Global Hyatt Corporation agrees to reimburse you for the period between your acceptance of this offer and July 15, 2007 for rent for your current home in England as well as school tuition and related costs that are currently being paid by your employer to the extent not otherwise covered by your current employer. Your current estimate is that these amounts would likely be in the range of £10,000 - £15,000 per month.

Signing Bonus:	A signing bonus of $225,000 will be paid within 15 days of the start date. This is provided to offset other costs of relocation in addition to the reimbursement of direct relocation costs and selected foregone long-term incentive amounts.

Termination:	If your employment is terminated without Cause between the date on which you begin your employment with Global Hyatt Corporation and the fourth anniversary of that date and you execute a general release of claims in a form reasonably satisfactory of Global Hyatt Corporation, you will be entitled to two years of base salary and certain medical benefits (subject to mitigation in the event that the Employee secures medical benefits following Employee’s separation from Global Hyatt Corporation). If the termination without Cause occurs after the fourth anniversary of the inception of your employment with Global Hyatt Corporation, then you will be entitled to one year of base salary and the other benefits noted. Following such one-year period, Employee will be entitled to enroll in COBRA accordance with applicable law. “Cause” shall mean (a) your engagement in gross negligence or willful misconduct in the performance of your material duties or material responsibilities; (b) your material breach of any agreement relating to your employment that remains uncured for 14 days; or (c) your conviction of, or entering a plea of nolo contendere to, a felony.

Other:	As a condition to your employment with Global Hyatt Corporation, you will be asked to execute agreements relating to Confidentiality, Intellectual Property, Non-Solicitation and Non-Disparagement; T&E Policy; Internet Use Policy and background check. Completion of the Ethics Statement and Conflicts Questionnaire, and other hiring forms.

Acceptance:	As required by law, you will need to provide proof of identity and work authorization. In addition, your offer is pending satisfactory reference checks and background verification. Please sign and return the enclosed authorization form. Failure to meet any of these contingencies will render you ineligible for employment.

Although we hope that your employment with us is mutually satisfactory, please note that your employment at Global Hyatt Corporation is “at will.” This means that you may resign from

Global Hyatt Corporation at any time with or without cause, and Global Hyatt Corporation has the right to terminate this employment relationship with or without Cause at any time. Neither this letter nor any other communication, either written or oral, should be construed as a contact of employment for any particular duration.

I am very excited about the prospect of you joining the team and I assure you that the others with whom you have interacted here feel the same way. Please feel free to call me at (312) 953-5554 with any questions.

Sincerely,

/s/ Mark S. Hoplamazian
Mark S. Hoplamazian President and CEO

Acknowledged:

/s/ Stephen Haggerty
Stephen Haggerty

Date:	May 7, 2007

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